FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                  July 7, 2004

                        Commission File Number 000-02404

                           BALTIMORE TECHNOLOGIES PLC
                               (Registrant's name)

                                Innovation House
                                    Mark Road
                                 Hemel Hempstead
                              Hertforshire  HP2 7DN
                                 United Kingdom
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F [X]  Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [_] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b): _______

                                      INDEX


1.   Press Release dated July 7, 2004 - Directorate Changes
2. Press Release dated July 8, 2004 - Response to today's announcement by Earthport Plc
3.   Press Release dated July 9, 2004 - Change of Broker
4.   Press Release dated July 9, 2004 - Appointment of Broker

                                                                     7 JULY 2004


                           BALTIMORE TECHNOLOGIES PLC

                                 ("THE COMPANY")


                               DIRECTORATE CHANGES

     Following the announcement yesterday, 6 July 2004, that Mr David Buchler, Mr Duncan Soukup, Mr Tim Lovell, Mr George Wardale, and Mr Robin Williams have been appointed as directors of the Company, the Company announces that:

-    Mr David Buchler has been appointed Non-Executive Chairman

-    Mr Duncan Soukup has been appointed Interim Chief-Executive

-    Mr Tim Lovell has been appointed Interim Finance Director

-    Mr George Wardale has been appointed Non-Executive Director

-    Mr Robin Williams has been appointment Non-Executive Director


                                    --ENDS--


     ENQUIRIES


     GAVIN  ANDERSON  &  COMPANY                             020 7554 1400
     Ken Cronin / Janine Brewis

     SHAREHOLDER CONTACT DETAILS:
     baltimore@gavinanderson.co.uk
     -----------------------------

     INFORMATION ON ACQUISITOR HOLDINGS CAN ALSO BE OBTAINED AT:
     www.acquisitorholdings.com
     --------------------------

                                                                     8 JULY 2004


                           BALTIMORE TECHNOLOGIES PLC

                         ("BALTIMORE" OR "THE COMPANY")


                RESPONSE TO TODAY'S ANNOUNCEMENT BY EARTHPORT PLC


David Buchler, Chairman of Baltimore Technologies Plc notes the announcement today by Earthport Plc ("Earthport").

Baltimore was first made aware of Earthport's claim in April 2004, even though there was no public announcement until the day of the EGM on 5 July 2004. It was only on this date that the new Board of Baltimore were made aware of this claim. The new Board's legal advisers are carrying out an investigation. It is recognised, however, that today's announcement by Earthport is that of a potential litigant.


                                    --ENDS--


ENQUIRIES


GAVIN ANDERSON & COMPANY                             020 7554 1400
Ken Cronin / Janine Brewis

                                                                     9 JULY 2004


                           BALTIMORE TECHNOLOGIES PLC

                         ("BALTIMORE" OR "THE COMPANY")


                                CHANGE OF BROKER

Following receipt of a letter dated 6 July 2004, the Company announces that Oriel Securites Limited has resigned from its role as Broker to Baltimore. A new Broker will be appointed, and announced, in due course.


                                    --ENDS--


ENQUIRIES


GAVIN ANDERSON & COMPANY                              020 7554 1400
Ken Cronin / Janine Brewis

                                                                     9 JULY 2004


                           BALTIMORE TECHNOLOGIES PLC

                         ("BALTIMORE" OR "THE COMPANY")


                              APPOINTMENT OF BROKER


The Board of Baltimore announces today the appointment of KBC Peel Hunt Ltd as Broker to the Company, with immediate effect.


                                    --ENDS--


ENQUIRIES


KBC PEEL HUNT LTD                                    020 7418 8900
Adam Hart


GAVIN ANDERSON & COMPANY                             020 7554 1400
Ken Cronin / Janine Brewis

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by theundersigned, thereunto duly authorized.


                                             Baltimore Technologies plc


                                             By: /s/  Timothy Lovell
                                                 -------------------
                                             Name: Timothy Lovell
                                             Title: Interim Finance Director


Date:  July 9, 2004